SANDSTORM GOLD ROYALTIES RELEASES HOD MADEN PFS AND INCREASES PRODUCTION GUIDANCE

Vancouver, British Columbia — June 26, 2018 Sandstorm Gold Ltd. (dba Sandstorm Gold Royalties, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to provide a summary of the results from the Hod Maden Pre-Feasibility Study (“PFS”). All figures are in U.S. Dollars and are on a 100% project basis unless otherwise stated. Sandstorm has a 30% interest in the Hod Maden project.

—Pre-Feasibility Study Highlights

Economics

•	Pre-tax NPV (5% discount rate) of $1.4 billion and an internal rate of return (“IRR”) of 60%
•	Post-tax NPV (5% discount rate) of $1.1 billion and an IRR of 50%
•	All-in sustaining costs are estimated to be $374 per ounce on a co-product basis1
•	Upfront capital cost of $272 million

Reserves

•	Proven and Probable Mineral Reserves of 2.61 million ounces of gold and 129,000 tonnes of copper

Production

•	Mine life of 11 years with average annual mill throughput of 900,000 tonnes
•	Annual average production of approximately 266,000 gold equivalent (“AuEq”) ounces
•	Average head grade of 11.9 grams per tonne (“g/t”) AuEq

“Hod Maden was discovered only three years ago and has since made remarkable progress towards production, at a pace that few projects in the mining industry could match and Sandstorm is pleased to be partnered with one of the best Turkish mining operators,” said President & CEO Nolan Watson. “The PFS outlines total production of more than 2.6 million gold equivalent ounces over an 11 year mine life and with the by-product credits from copper, we expect gold to be produced at a low all-in sustaining cost. The current financing plan is 65% debt financing, leaving Sandstorm’s capital contribution at less than $30 million. I look forward to continued development at Hod Maden and as further exploration and technical work is completed, we expect this resource base to grow even larger than currently outlined.”

—Summary of Key Parameters and Project Economics

Mill Capacity	900,000 tonnes per annum
Mine Life	11 Years
Average Annual Production	Gold: 200,000 ounces Copper: 12,600 tonnes
Total Production	Gold: 2,030,000 ounces Copper 122,800 tonnes
Average Recovery Rate	Gold: 77% Copper: 94%
Average Head Grade	Gold: 8.9 g/t Copper: 1.4%
All-In Sustaining Cost[1]	Co-product: $374/oz
Upfront Capital	$272 million
Base Case Commodity Price Assumption	Gold: $1,300/oz Copper: $3.00/lb
NPV (5% discount rate)	Pre-tax: $1.4 billion Post-tax: $1.1 billion
IRR	Pre-tax: 60% Post-tax: 50%
Payback Period (from start of production)	Pre-tax: 1.3 years Post-tax: 1.5 years

The PFS contemplates Hod Maden as an underground mine utilizing mechanized methods including transverse and longitudinal long hole open stoping with paste backfill. The main area will be mined from the bottom up in primary and secondary stopes with expected mine production of 900,000 tonnes per annum and a total of 9.1 million tonnes of ore produced during the 11 year mine life. Ore processing contemplates a single stage crush, various stages of milling, bulk floatation roughing, various stages of copper cleaning and regrind to produce a single copper concentrate containing gold. That concentrate will be transported to the Hopa port located on the Black Sea in Turkey for shipment to smelting facilities.

The mill will be built in the nearby Saliçor Valley to avoid contact with existing roads and housing. A tailings storage facility and waste dumps will be located on surface as will a main office, 120-person camp, laboratory, storage and water treatment facilities. Grid power is available on site and some workforce can be based out of nearby Artvin city. The capital cost estimate of $272 million includes a contingency of more than $32 million and mining costs are based on owner managed and operated assumptions.

With the release of the PFS, the Hod Maden project moves into the next stage of development. The majority operator, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), has commenced the permitting process and is concurrently working on a gap analysis and trade-off studies. A feasibility study will begin by the end of 2018.

—Mineral Reserves and Resources

Mr. Andrew Hall of AMC Consultants Pty Ltd is the Qualified Person for reporting of the Mineral Reserve estimates. The Mineral Reserve is reported in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and Canadian Institute of Mining (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Reserve estimate is reported above a cut-off grade of 2.6 g/t AuEq.

Reserve Classification	Tonnes (kt)	AuEq (g/t)	Au (g/t)	Cu (%)	Contained Metal (koz AuEq)	Contained Metal (koz Au)	Contained Metal (kt Cu)
Proven	4,289	11.6	8.6	1.4	1,600	1,191	59
Probable	4,831	12.2	9.1	1.4	1,895	1,418	70
Total	9,120	11.9	8.9	1.4	3,495	2,609	129

Notes:

1.	The Mineral Reserve is estimated as at 31 May 2018 and using metal prices of US$1,250 oz Au and US$3.00 lb Cu.
2.	CIM Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.
3.	Errors in the totals are due to rounding.
4.

AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

5.	Silver is not included in the AuEq calculation. It contributes only about 0.1% to the ore value.
6.	The estimation was carried out using a cut-off grade of 2.60 g/t AuEq and a mining recovery of 95%.
7.	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
8.	Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.
9.	Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.
10.	Exchange rate used is 3.78 TRY = USD $1.00.
11.	Mineral Reserves are defined within an underground mine plan. See the PFS for key assumptions, parameters and methods used to estimate the Mineral Reserve.

Mr. Rodney Webster of AMC Consultants Pty Ltd is the Qualified Person for reporting of the Mineral Resource estimates. The Mineral Resource is reported in accordance with NI 43-101 and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Resource estimate, reported above a cut-off grade of 2.0 g/t AuEq, for the two areas being considered, is shown below.

Resource Classification	Tonnes	AuEq (g/t)	Au	Cu	Ag
	(kt)		(g/t)	(%)	(g/t)
Main Area
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	4,507	14.0	9.8	2.0	5.1
Total	9,137	13.4	9.7	1.8	3.9
South Area
Measured	-	-	-	-	-
Indicated	2,522	4.2	3.5	0.3	0.9
Total	2,522	4.2	3.5	0.3	0.9
Total Main plus South Areas
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	7,029	10.5	7.6	1.4	3.6
Total	11,659	11.4	8.4	1.5	3.2
Inferred
Main Area	447	3.7	1.6	1.0	1.6
South Area	416	3.6	3.0	0.3	0.7
Total Inferred	864	3.7	2.3	0.7	1.2

Notes:

1.	Mineral Resources are stated as at 31 May 2018 and using metal prices of US$1,250 oz Au and US$3.00 lb Cu.
2.	CIM Definition Standards (2014) were used for reporting of Mineral Resources.
3.	The Mineral Resources are total and inclusive of any Mineral Reserves.
4.	Errors in the totals are due to rounding.
5.

AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

6.	The South Area is defined as being south of 4,542,025 mN.
7.	No allowance has been made for any previous mining.
8.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
9.	See the PFS for complete list of key assumptions, parameters and methods used to estimate the Mineral Resource.
10.	The inferred resources reported herein have not been considered for the purposes of the PFS.

AMC is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates. For complete discussion of risks that could affect the estimates disclosed, refer to the PFS.

The Hod Maden PFS was prepared in accordance with NI 43-101 by AMC Consultants Pty Ltd. (Melbourne, Australia), GR Engineering Services Limited (Perth, Australia) and Hacettepe Mineral Teknolojileri Ltd. Şti. (Ankara, Turkey).

Sandstorm will file or furnish, as applicable, a Technical Report prepared in accordance with NI 43-101 for the PFS entitled “Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report” with an effective date of May 31, 2018 (the “Technical Report”). This Technical Report will be available today on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on Sandstorm’s website at www.sandstormgold.com.

—REVISED OUTLOOK & CONFERENCE CALL DETAILS

Based on Sandstorm’s existing portfolio, attributable gold equivalent ounces sold1 are forecasted to be between 54,000-60,000 ounces in 2018 and between 63,000-73,000 ounces in 2019. By 2023 with Hod Maden in its second year of production, Sandstorm forecasts attributable production to increase to 140,000 gold equivalent ounces.

A conference call will be held on Wednesday, June 27, 2018 starting at 8:30am PDT to further discuss the Hod Maden PFS results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688

North American Toll-Free: (+1) 888 390 0546

Conference ID: 70139830

Webcast URL: https://bit.ly/2sK7rQX

Qualified Persons

Mr. Andrew Hall of AMC Consultants Pty Ltd is a Chartered Professional (MAusIMM CP (Mining)) of the Australasian Institute of Mining and Metallurgy and a Qualified Person as defined by NI 43-101. He has reviewed and approved the Mineral Reserves and technical information in this press release.

Mr. Rodney Webster of AMC Consultants Pty Ltd is a Member (MAIG) of the Australian Institute of Geoscientists and a Qualified Person as defined by NI 43-101. He has reviewed and approved the Mineral Resources in this press release.

Mr. Paul Newling of GR Engineering Services Ltd is a Chartered Professional (FAusIMM CP (Metallurgy)) of the Australasian Institute of Mining and Metallurgy and a Qualified Person as defined by NI 43-101. He has reviewed and approved the technical information in this press release.

Dr. Zafir Ekmekçi of Hacettepe Mineral Teknolojileri Ltd. Şti. is a Registered Member (418810RM) of the Society for Mining, Metallurgy, and Exploration, Inc. and a Qualified Person as defined by NI 43-101. He has reviewed and approved the technical information in this press release.

Data Verification

The Qualified Persons noted above have satisfied themselves that the data disclosed have a reasonable basis, including sampling, analytical, and test data underlying the information contained in this news release. Geological, mine engineering and metallurgical reviews included, among other things, reviewing mapping, core logs, review of geotechnical and hydrological studies, environmental and community factors, the development of the life of mine plan, capital and operating costs, transportation, and review of existing metallurgical test work. In the opinion of the Qualified Persons responsible for the preparation of the Technical Report, the data, assumptions, and parameters used to estimate Mineral Resources and Mineral Reserves, the metallurgical model, the economic analysis, and the preliminary feasibility study are sufficiently reliable for those purposes. The Technical Report will contain more detailed information concerning associated quality assurance and quality control and other data verification matters, and the key assumptions, parameters and methods used.

Note 1

Sandstorm has included certain measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS).  With respect to the Hod Maden project, these measures include (i) all-in sustaining cost per gold ounce on a co-product basis, and (ii) attributable gold equivalent ounce. As Sandstorm’s operations are primarily focused on precious metals, the Company presents these measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS. The presentation of these measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(i)

With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a co-product basis is calculated by removing the impact of other metals that are produced as a by-product of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis.  These gold apportioned costs are then divided by the payable gold ounces produced.

•

[(Operating Costs ($557.6m) + Royalties ($131.4m) + Treatment & Refining Costs ($164.9m ) + Sustaining Capital ($114.2m)) x Gold Revenue ($2,586.4m)/Total Revenue ($3,360.8m)] / Payable Gold Ounces (1,990k oz ) = $374/oz

(ii)

The Company’s estimated royalty and other commodity stream income is converted to an attributable gold equivalent ounce basis by dividing the estimated royalty and other commodity stream income for the period by the estimated gold price per ounce for the same respective period. These attributable gold equivalent ounces when combined with the estimated gold ounces from the Company’s gold streams equal total attributable gold equivalent ounces and may be subject to change.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit:  www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the PFS, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1164